


08027887

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING_December 31, 2007_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESPAC HAWAII SECURITIES, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

111 NORTH KING STREET, SUITE 411

(No. and Street)

HONOLULU   **HI**   **96817**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EUGENE T. ICHINOISE, JR.   **(808) 536-6983**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**DAVID E. LATHAM, C.P.A.**

(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432   **HONOLULU**   **HI**   **96813**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _EUGENE T. ICHINOISE, JR._ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _WESPAC HAWAII SECURITIES, INC._ , as of _DECEMBER 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Financial & Operations Officer
Title

Notary Public

Joleen M. English, Notary Public, State of Hawaii

This report ** contains (check all applicable boxes):   My Commission Expires: 10/10/08

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: December 31, 2007

WESPAC HAWAII SECURITIES, INC.
(Name of Respondent)

111 N King Street Suite 411, Honolulu, Hawaii 96817
(Address of principal executive office)

Eugene T. Ichinoise, Jr.
Chief Financial & Operations Officer
Wespac Hawaii Securities, Inc.
111 North King Street Suite 411
Honolulu, Hawaii 96817
(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

WESPAC HAWAII SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2007

Contents

Audited Financial Statements:



DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of Wespac Hawaii Securities, Inc., as of December 31, 2007, and the related statements of operations, statements of changes in financial conditions, changes in stockholders' equity, and changes in liabilities subordinated to claims of creditors and for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wespac Hawaii Securities, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2008

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets:		
Cash deposited in bank and on hand	$	32,188
Investments at market value		27,441
Receivable from clearing broker		11,335
Total current assets		70,964
Office Equipment Net of accumulated depreciation of $17,841		2,639
Total assets	$	**73,603**

LIABILITIES AND STOCKHOLDLERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	2,966
Commissions payable		6,315
Deferred income taxes		143
Total current liabilities		9,424
Stockholders' equity:		
Capital stock, $10 par value per share authorized, 100,000 shares ,issued and outstanding 1,200 shares		12,000
Retained earnings		52,179
Total stockholders' equity		64,179
Total liabilities and stockholders' equity	$	**73,603**

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:

Commissions - mutual funds	$	69,216
Commissions - annuities		43,809
Commissions - bonds		2,800
NASD payment		35,000
Interest and dividends		679
Unrealized gain on investments		5,680
		157,184

Expenses:

Commissions to registered representatives	89,086
Regulatory fees	720
Depreciation	2,176
Rent	11,375
Other operating expenses	38,404
	141,761

Net Income before income tax		15,423
Income tax expense		3,192
Net income	$	12,231

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC..

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Capital Stock	Retained Earnings	Total Stock-holders' Equity
Balance at January 1, 2007	12,000	39,948	51,948
Net income		12,231	12,231
Balance at December 31, 2007	$ 12,000	$ 52,179	$ 64,179

SEE NOTES TO FINANCIAL STATEMENTS

WESPAC HAWAII SECURITIES, INC.

**STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
YEAR ENDED DECEMBER 31, 2007**

Balance, January 31, 2007 $ -0-

Balance, December 31, 2007 $ -0-

WESPAC HAWAII SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:

Net income	$	12,231

Adjustments to reconcile net income to net
cash provided by (used by) operations:

Unrealized gain on investments		(5,680)
Depreciation		2,177
Provision for deferred taxes		(233)
Changes in operating assets and liabilities:		
Commissions receivable		23,485
Tax refund receivable		2,214
Other assets		274
Commissions payable		(12,705)
Accrued liabilities		(2,364)
Net cash used by operating activities	$	19,399

Cash flows from investing activities:

Purchase of mutual funds		(540)
Net cash used by investing activities	$	(540)

Net decrease in cash and cash equivalents		18,859
Cash and cash equivalents at January 1, 2007		13,329
Cash and cash equivalents at December 31, 2007	$	32,188

Supplemental disclosure:

Cash paid during the year for:

Income taxes	-0-
Interest	-0-

SEE NOTES TO FINANCIAL STATEMENTS

1.   Organization and Nature of Business.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in the brokerage, investment advisory and venture capital business in the State of Hawaii.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $5,000.

2.   Significant Accounting Policies.

Basis of presentation:

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory, marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances.   Management believes that such estimates have been appropriately established.

Security transactions:

Securities transactions and related commission revenue and expense are recorded on the trade date basis with the settlement date generally set for the seventh day following the trade date.

Investments:

The company classifies its investments in marketable securities as available for sale. Securities with readily determinable fair values are carried at market value on the statement of financial position. Securities without readily determinable fair value are carried at cost on the financial statements. Unrealized gains and losses are included in the accompanying statement of income.

Property, equipment and depreciation:

Property and equipment are stated at cost.

The company follows the practice of capitalizing all expenses for property and equipment in excess of $300. Depreciation is provided on the declining balance method over an estimated useful life of 5 years.

WESPAC HAWAII SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

Deferred Income taxes:

For income tax reporting, the company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds declining balance depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. This resulted in a deferred tax liability of $143.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3.   Net Capital Requirements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $48,763 which was $43,763 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .19 to 1.

4.   Leases.

The company is currently leasing office space from Yee Hop Realty at 111 North King Street, Honolulu, Hawaii. The lease agreement is on a month-to-month basis and requires monthly rental payments of $970. Rent expense amounted to $11,375 for the year ended December 31, 2007.

5.   Income Taxes and Net Operating Loss Carryforward.

The Company had a total net income of $16,630 for tax purposes for the year ended December 31, 2007. Losses from prior years were used to offset $8,977 of this income for Federal tax purposes and $12,494 for Hawaii state income tax purposes. This resulted in Federal income tax of $1,148 and Hawaii state income tax of $147 for the current year. The company had deferred tax liabilities from prior years because of the net operating loss carryforward. This resulted in an income tax expense greater than the amount due for the current year. The effect of the deferred income tax liability is as follows:

Deferred tax from net operating loss	$1,897
Income tax for current period	1,295
Total income tax expense	$3,192

-8-

WESPAC HAWAII SECURITIES, INC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL AND DETERMINATION
OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2007

Total capital (from Statement of Financial Condition)	$	64,179
Less: Leasehold improvements, furniture and equipment and other assets		10,573
Net capital before haircuts on securities positions	$	53,606
Haircuts on securities		4,843
Net Capital	$	48,763
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	628
Minimum dollar net capital	$	5,000
Net capital requirements (greater of above amounts)	$	5,000
Excess of net capital	$	43,763
Computation of aggragate indebtedness:		
Aggregate indebtedness	$	9,424
Percentage of agregate indebtedness to net capital		19.33%

WESPAC HAWAII SECURITIES, INC.

SUPPLEMENTAL INFORMATION

INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3
December 31, 2007

Wespac Hawaii Securities, Inc. Does not receive directly or indirectly, or hold funds or Securities for or owe funds or Securities to, customers and does not carry accounts of, or for, customers.

WESPAC HAWAII SECURITIES, INC.

SUPPLEMENTAL INFORMATION

STATEMENT PURSUANT TO RULE 17a5(d)(4)

DECEMBER 31, 2007

Net capital per respondent's most recent X-17A-5, Part II		$	50,426
Adjustment for:			
Increase in:			
Operating expenses	(3,407)		
Haircuts on securities	(727)		
			(4,134)
Decrease in:			
Non allowable assets	2,471		2,471
Total Adjustments			(1,663)
Net capital per audited financial statements		$	48,763

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 24, 2008

Board of Directors
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Wespac Hawaii Securities, Inc., for the year ended December 31, 2007, and have issued my report thereon dated February 24, 2008.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17A-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Because Wespac does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Wespac in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance

recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17A-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

As part of my study I verified that Wespac Hawaii Securities, Inc., has in place a policy which complies with the requirements of the Securities and Exchange Commission regarding money laundering.

My study and evaluation of the system of accounting control for the year ended December 31, 2007, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Very truly yours,

DAVID E. LATHAM, C.P.A.

DEL;je

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DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 24, 2008

Board of Directors
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Wespac Hawaii Securities, Inc. for the year ended December 31, 2007, and have issued my report thereon dated February 24, 2008.

As part of my study I verified that Wespac Hawaii Securities, Inc. has in place a policy which complies with the requirements of the Securities and Exchange Commission regarding money laundering. This includes tests of the firm's books and records.

My study and evaluation of the system of accounting control, including my review of the firm's anti-money laundering policy for the year ended December 31, 2007, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, in my opinion Wespac Hawaii Securities, Inc., is in compliance with its AML program.

Very truly yours,

DAVID E. LATHAM, C.P.A.

DEL;je

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February 24, 2008

Board of Directors
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Wespac Hawaii Securities, Inc., for the year ended December 31, 2007, and have issued my report thereon dated February 24, 2008.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17A-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Because Wespac does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Wespac in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance

recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17A-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

As part of my study I verified that Wespac Hawaii Securities, Inc., has in place a policy which complies with the requirements of the Securities and Exchange Commission regarding money laundering.

My study and evaluation of the system of accounting control for the year ended December 31, 2007, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Very truly yours,

DAVID E. LATHAM, C.P.A.

DEL;je

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DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 24, 2008

Board of Directors
Wespac Hawaii Securities, Inc.
Honolulu, Hawaii

I have examined the financial statements of Wespac Hawaii Securities, Inc. for the year ended December 31, 2007, and have issued my report thereon dated February 24, 2008.

As part of my study I verified that Wespac Hawaii Securities, Inc. has in place a policy which complies with the requirements of the Securities and Exchange Commission regarding money laundering. This includes tests of the firm's books and records.

My study and evaluation of the system of accounting control, including my review of the firm's anti-money laundering policy for the year ended December 31, 2007, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, in my opinion Wespac Hawaii Securities, Inc., is in compliance with its AML program.

Very truly yours,

DAVID E. LATHAM, C.P.A.

DEL;je

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